UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER 000-54872
FORM 12b-25 NOTIFICATION OF LATE FILING	CUSIP NUMBER 82670-H109

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Golden Ally Lifetech Group, Inc.

Full Name of Registrant

Signet International Holdings, Inc.

Former Name if Applicable

901 S. Mopack Exp Building 1, Suite 300

Address of Principal Executive Office (Street and Number)

Austin, TX 78746

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Golden Ally Lifetech Group, Inc. (the “Company”) was unable to file its Annual Report on Form 10-K for its fiscal year ended December 31, 2022 (“FY22”) by the prescribed due date without unreasonable effort or expense due. The Company is unable to file its Annual Report on Form 10-K within the prescribed time period because it requires additional time to prepare and review its financial statements including the notes thereto for FY22 due to (i) its limited resources of financial reporting and accounting personnel resulting in the need for additional time to close its books and records, complete its financial statement preparation and finalize its review procedures, (ii) on-going transition matters related to various corporate transactions and transitions occurring during the Company’s first and second fiscal quarters of FY22, and (iii) the Company’s transition to a new independent registered public accounting firm in October 2022. Notwithstanding the foregoing and the filing delay, the Company does not expect there to be any material changes in its financial results to be included in its Annual Report on Form 10-K, when filed. As noted above in Part II of this form, the Company believes that its Annual Report on Form 10-K will be filed within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “will,” and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Form 10-K and the results of the ongoing review. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Annual Report on Form 10-K within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company’s accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Oliver Keren Ban	(512)	430-1553
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Golden Ally Lifetech Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2023	By:	/s/ Oliver Keren Ban
Oliver Keren Ban
Chief Executive Officer